Exhibit 99.1

Vision Marine Technologies Officially Announces Opening of Second Electric Boat Rental Operation in Portside Ventura, California

Montreal, Canada, March 2, 2023 - Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a global leader and innovator within the performance electric recreational boating industry, is proud to announce the opening of its second electric boat rental operation in Portside Ventura, California. The operations will be located at 1196 Portside Drive Ventura and is planned to open on April 1st, 2023.

The new rental operations will serve multiple purposes, including testing, validating, and training for west coast boat manufacturers. Specifically, the operations will be used to provide evaluation and training on Vision Marine’s fully electric E-Motion™ 180E propulsion system and outboard technology.

Located on the Central Coast of Southern California in Ventura County, Portside Ventura is a thriving community with a vibrant economy and affluent demographics with a population of over 100,000 residents. The city attracts more than 1 million tourists each year, generating over $1 billion in annual tourism revenue, according to data from Ventura County Coast. This makes it an ideal location for Vision Marine’s boat rental operation, which is available for both tourists and local residents to enjoy and experience electric boating in the Portside Ventura Harbor.

"We are excited to bring our electric boating operations to Portside Ventura. Our electric boats are not only an environmentally friendly alternative to traditional gasoline-powered boats but will create a unique experience for the residents and the general public," stated Alex Mongeon, co-Founder & CEO of Vision Marine.

This marks Vision Marines' second electric boat rental operation on the west coast of the United States. Vision Marine's first location opened in 2017 in Lido Marina Village in Newport Beach, California, was recently awarded the 2021 Travelers' Choice Award by Trip Advisor and has been a great success with over 44,525 bookings to date.

In addition to the new rental operations in Portside Ventura, Vision Marine will be expanding into a third location in Dania Beach, Florida, called Waves at Dania Beach, pending completion of ongoing construction.

For more information on Vision Marine Technologies and its electric boat rental centers, please visit www.visionmarinetechnologies.com.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the opening of rental operations in Portside Ventura, California and in Dania Beach, Florida, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse
Vision Marine Technologies Inc.
(800) 871-4274
bn@v-mti.com
www.visionmarinetechnologies.com